Barbara C. Jacobs, Assistant Director

Office of Information Technology

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C.20549

January 18, 2017

Re:	Keen Home Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Submitted December 23, 2016

File No. 024-10634

CIK No. 0001684813

Dear Ms. Jacobs:

We acknowledge receipt of comments in your letter of January 11, 2017, which we have set out below, together with our responses.

Part II – Offering Circular

General

1.	Consider including a pro forma capitalization table that reflects the proceeds from this offering assuming the minimum, midpoint and maximum shares are sold. Also, to the extent that the automatic conversion features for your convertible notes will be triggered at any point, include pro forma adjustments to reflect the conversion of such notes into shares of your common stock.

The company considered including such a table, which is not a requirement for Regulation A Offerings, as confirmed by the Staff. However, the company’s accountant indicated that creating such a table would require fairly involved calculations and the resulting amounts would need to be reflected in the dilution table. Additional legal review would also be needed. All of this would impose a burden on the company, which has limited resources. In light of the disclosure already made, the company does not believe the additional disclosure would be meaningful. The dilution tables included in the Offering Circular are fairly detailed and in the opinion of the company exceed the requirements of Regulation A.

Offering Circular Cover Page

2.	We note your responses to prior comments 2 and 3 regarding the compensation paid to your placement agent, SI Securities, LLC. Please revise the table on your Offering Circular cover page to include columns for the net offering proceeds to be received and the commissions paid to SI Securities, as required by Item 1(e) of Part II of Form 1-A. Also, please clarify whether the common stock underlying your placement agent’s warrant, described on page 45, are being registered in this Regulation A offering statement.

We have amended the cove page accordingly and revised the table showing minimum and maximum commissions to be paid to SI Securities, LLC, and net offering proceeds in each scenario. The Placement Agent’s warrants are for preferred shares and the current filing does not cover them.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 33

3.	We note your response to prior comment 5 regarding your belief that you will be profitable within three years. Your revised disclosure includes your projections for margins and reduction of cost of goods sold through 2018. Please revise to provide the basis for these projections and how uncertain these projections are given your limited operating history.

We have revised the disclosure and added information further detailing the basis for our projections on page 34. We also added additional disclosure on the unpredictable nature of these projections.

Compensation of Directors and Executive Officers, page 40

4.	We note your response to prior comment 9 regarding the description of your compensation agreements and plans. Please revise to describe the change of control provisions of the 2014 Stock Plan and Stock Restriction Agreements, filed as Exhibits 6.1 through 6.3. Further, please revise to specify the number of restricted shares that are subject to each Stock Restriction Agreement and describe the circumstances under which you may repurchase these shares. Finally, please revise your entire executive compensation section to update for the fiscal year ended December 31, 2016.

We have added a description of the change in control provisions of the 2014 Stock Plan. We note that all the shares have vested under the Stock Restriction Agreements and as such they are no longer subject to repurchase. For the same reason, the change in control provisions in the Stock Restriction Agreements can no longer lead to added dilution. We have added the requested information on executive compensation for FY 2016.

Security Ownership of Management and Certain Shareholders, page 41

5.	We note your response to prior comment 10 regarding your 2015 and 2016 convertible notes payable. Since these convertible notes payable will be automatically converted if you raise more than $1.25 million in your Regulation A offering, please clarify whether your beneficial ownership disclosures include the common stock underlying your convertible notes payable. Please refer to Rule 13d-3 for further guidance.

The convertible notes are convertible primarily into preferred stock. We added some disclosure explaining what conversion would mean for RMR KH, LLC, currently a beneficial owner of 15.17% of the company’s Series Seed Preferred Stock. A conversion event would not increase its beneficial ownership in such class. None of the convertible noteholders would own in excess of 10% of the company’s common stock in the event of a conversion.

Plan of Distribution and Selling Securityholders, page 45

6.	Please revise to disclose the approximate market value of each Rewards level on page 45 and the anticipated total cost of the rewards that may be issued in this Regulation A offering.

We added disclosure on page 45 adding information on the approximate market value of the rewards.

Notes to Financial Statements

Note 5. Long-Term Debt, page F-16

7.	You state on page 41 that the current offering will trigger automatic conversion of your Convertible Notes issued in 2015 and 2016 if the proceeds from the offering exceed $1,250,000. However, your disclosures here and on F-29 refer to automatic conversion of such notes upon a qualified equity financing in excess of $3.0 million. Please clarify this apparent inconsistency and revise your disclosures accordingly.

The inconsistency is only apparent and both figures are correct. The notes trigger conversion at a $3.0 “qualified equity financing,” which is defined in the agreements to include up to $1.75 million of the notes themselves. Therefore, since more than $1.75 million have been issued, another $1.25 million of equity financing (otherwise meeting the definitions) would bring the total to the conversion trigger. That would not be the case as of the balance sheet date referenced in Note 5. We added some clarifying language on page 41 of the disclosure as well.

Exhibit 1A-11

8.	Revise to include a currently dated consent of your Independent Auditor. Refer to Item 16 to Part III of Form 1-A.

We revised the disclosure as requested.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Partner

KHLK LLP

cc: Nayeem Hussain

Keen Home Inc.